                                                               EXHIBIT (b)(4)(c)
                                                               -----------------

                      Merrill Lynch Life Insurance Company

                   INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT


This endorsement is part of the Contract. The Contract as amended is intended to qualify as an individual retirement annuity under Section 408(b) of the Internal Revenue Code of 1986, as amended (the "Code"). The following provisions apply and replace any contrary provisions of the Contract:

1. The Contract Owner shall be the Annuitant. Any provision of the Contract that would allow joint ownership, or that would allow more than one person to share distributions, is deleted.

2. The Contract is not transferrable or assignable (other than pursuant to a divorce decree in accordance with applicable law) and is established for the exclusive benefit of the Contract Owner and his or her beneficiaries. It may not be sold, assigned, alienated, or pledged as collateral for a loan or as security.

3. The Contract Owner's entire interest in the Contract shall be nonforfeitable.

4. Premium payments shall be in cash. The Contract Owner shall have the sole responsibility for determining whether any premium payment qualifies as a permissible contribution subject to favorable tax treatment under the Code. The Contract Owner also has the sole responsibility for determining whether such amount qualifies as a permissible rollover contribution for income tax purposes.

5. This Contract does not require fixed premium payments. Any refund of Premiums (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of additional Premiums or the purchase of additional benefits.

6. The Annuity Date is the date the Contract Owner's entire Contract Value will be distributed or commence to be distributed to him or her. The Annuity Date shall be no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2.

7. With respect to any amount which becomes payable under the policy during the Contract Owner's lifetime, such payment shall commence on or before the Annuity Date and shall be payable in substantially equal amounts, no less frequently than annually. Payment shall be made in the manner as follows:

     a.   in a lump sum, or
     b.   over the Contract Owner's life, or
     c. over the lives of the Contract Owner and his or her designated beneficiary, or
     d. over a period certain not exceeding the Contract Owner's life expectancy, or
     e. over a period certain not exceeding the joint and last survivor expectancy of the Contract Owner and his or her designated beneficiary.
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     If the Contract Owner's entire interest is to be distributed in other than a lump sum, then the minimum amount to be distributed each year (commencing with the calendar year following the calendar year in which he or she attains age 70 1/2 and each year thereafter) shall be determined in accordance with Code Section 408(b)(3) and the regulations thereunder.

8. If the Contract Owner dies after distribution of his or her interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to his or her death.

     If the Contract Owner dies before distribution has begun, the entire interest must be distributed no later than December 31 of the calendar year in which the fifth anniversary of the Contract Owners death occurs. However, proceeds which are payable to a named beneficiary who is a natural person may be distributed in substantially equal installments over the lifetime of the beneficiary or a period certain not exceeding the life expectancy of the beneficiary provided such distribution begins not later than December 31 of the calendar year in which your death occurred. If the beneficiary is the Contract Owner's surviving spouse, the beneficiary may elect not later than December 31 of the calendar year in which the fifth anniversary of the Contract Owner's death to receive equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which the Contract Owner would have attained age 70 1/2. Minimum payments will be calculated in accordance with Code Section 408(b)(3) and the regulations thereunder.

     For the purposes of this requirement, any amount paid to any of the Contract Owner's children will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

     If the Contract Owner dies before his or her entire interest has been distributed, no additional Premiums will be accepted under this policy after his or her death unless the beneficiary is the Contract Owner's surviving spouse.

9. If the Contract Owner's spouse is not the named beneficiary, the method of distribution selected will assure that at least 50% of the present value of the amount available for distribution is paid within the Contract Owner's life expectancy and that such method of distribution complies with the requirements of Code Section 408(b)(3) and the regulations thereunder.

10. For purposes of the foregoing provisions, life expectancy and joint and last survivor expectancy shall be determined by use of the expected return multiples in Tables V and Vl or Treasury Regulation section 1.72-9 in accordance with Code Section 408(b)(3) and the regulations thereunder. In the case of distributions under paragraph (7) of this endorsement, the life expectancy of the Contract Owner and his or her beneficiary will be initially determined on the basis of his or her attained age in the year he or she reaches 70 1/2. In the case of a distribution under paragraph (8) of this endorsement, life expectancy will be initially determined on the basis of the beneficiary's attained age in the year distributions are required to commence. If the Contract Owner (or his or her spouse) so elects prior to the time distributions
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     are required to commence, the Contract Owner's life expectancy and, if applicable, his or her spouse's life expectancy will be recalculated annually based on your attained ages in the year for which the required distribution is being determined. The life expectancy of a nonspouse beneficiary will not be recalculated.

     The annual distribution required to be made by the Annuity Date is for the calendar year in which the Contract Owner reaches age 70 1/2. Annual payments for subsequent years, including the year in which the Annuity Date occurs, must be made by December 31 of that year. The amount distributed for each year shall equal or exceed the annuity value as of the close of business on December 31 of the preceding year, divided by the applicable life expectancy or joint and last survivor expectancy.

11. Merrill Lynch Life Insurance Company reserves the right to amend this Contract or endorsement to the extent necessary to qualify as an Individual Retirement Annuity for federal income tax purposes.

12.  This endorsement is effective as of the Contract Date.

     This endorsement is subject to all the exclusions, definitions and provisions of the Contract which are not inconsistent herewith.


                                    MERRILL LYNCH LIFE INSURANCE COMPANY



                                    By:      /s/ BARRY G. SKOLNICK
                                        --------------------------------
                                              Barry G. Skolnick
                                              Secretary



     ML004                                   SPECIMEN